LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES FIRST QUARTER FINANCIAL RESULTS RELEASE DATE

TORONTO, April 20, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its first quarter financial results on May 3, 2007 to be followed by a conference call at 2:00 p.m. (Eastern Time).

Investors are invited to access the call by dialing 416-641-6105 or 1-866-696-5895. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to May 10, 2007. To access this recording, please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3220747.

A live audio webcast of this conference call will also be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until the next quarterly financial results conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: 1-416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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